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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                FUTUREMEDIA TO CONSOLIDATE LEARNING BUSINESSES

               -CONCENTRATES RESOURCES TO MEET GROWING MARKET-

    BRIGHTON, England, Dec. 11 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading learning and communications company, today announced the consolidation of Furturemedia and ebc, its United Kingdom learning businesses. In addition, the company will be relocating ebc staff from Milton Keynes to the Company's Brighton headquarters.

    Chief Executive Officer Leonard M. Fertig said, "The market for technology-driven learning in the UK and Europe continues to grow, and the joining of all our learning team in one location will strengthen our ability to serve our customers. With a focused workforce we will improve collaboration among our employees, enhance our ability to serve our clients, and capitalize on additional operational efficiencies. This is a logical next step for our company and one we believe will better position us for the future and will improve our competitive position. The opportunities to participate in new product and service areas such as online community building, branded learning, and multi-platform training including iPod learning demand a more flexible approach to our resources, and the single studio will provide this capability."

    Effective December 11, 2006, Andrea Miles has been appointed managing director of the Futuremedia learning business. Graham Mackie, chief executive officer at ebc, will be leaving the company to pursue other interests. Mr. Mackie will continue to serve as an advisor to the Company for six months.

    Futuremedia's new, consolidated learning business will offically launch its new brand on January 31, 2007, at the Learning Technologies Exhibition in London.

    About Futuremedia:

    The Futuremedia group is a learning and communications company providing online education, e-marketing, and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions and the intergration of aquired businesses; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e- learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             12/11/2006
    /CONTACT: US, Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, or ir@futuremedia.co.uk; or UK, Gerry Buckland for Futuremedia plc, +44-7919-564126, or info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date: December 11, 2006